[SHEFSKY & FROELICH LTD. LETTERHEAD]

September 13, 2007

Via Federal Express and EDGAR

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007

Dear Ms. van Doorn:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to the comment contained in your correspondence dated August 30, 2007.  The heading and paragraph number below correspond to the heading and paragraph number in your letter.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Note (1) Organization, page 59

1.             We have read and considered your response to comment one regarding your proposed disclosure of your method of accounting for each of your partially-owned entities that are not VIEs.  Please further clarify your future disclosures to remove the language from your current consolidation policy where you say “…the Company consolidates the property if it receives substantially all of the economics or has the direct or indirect ability to make major decisions.  Major decisions are defined in the respective joint venture agreements and generally include participating and protective rights such as decisions regarding major leases, encumbering the entities with debt and whether to dispose of the entities.”  Since this note is addressing your consolidation policy for non VIEs, the indication that the company consolidates based on economics is confusing.

Similarly although the ability to make major decisions by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-05, your disclosure suggests these rights serve as the basis for consolidation by the limited partners.

Response:  In future filings, the Company will not include the following language: “…the Company consolidates the property if it receives substantially all of the economics or has the direct or indirect ability to make major decisions.  Major decisions are defined in the respective joint venture agreements and generally include participating and protective rights such as decisions regarding major leases, encumbering the entities with debt and whether to dispose of the entities.”  The Company also respectfully notes that the cited language was not included in its quarterly report on Form 10-Q for the quarter ended June 30, 2007, as filed with the Securities and Exchange Commission on August 14, 2007.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

cc:	Brenda G. Gujral
Lori J. Foust